Jan. 14, 2009

David L. Orlie

Special Counsel

Kevin Dougherty

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Western Lucrative Enterprises, Inc.

Registration Statement on Form S-1/A

Filed Nov. 20, 2008

File No. 333-152950

Dear Misters Orlie and Dougherty;

The following are our responses to your comment letter of December 2008.

General

1.

We note your response to comment 2 of our letter dated September 8, 2008.  Please revise your disclosure to state that Orion, your controlling shareholder and sole selling shareholder, is also the controlling shareholder of CFO Consultants, Inc. and Matches, Inc. both of which have filed untimely reports with the Commission and have generated no or minimal revenues, and one of which is classified as a shell company, as defined in Rule 12b-2 under the Exchange Act.  Further, please disclose that Orion is the controlling shareholder and sole selling shareholder of American Smooth Wave Ventures, Inc. a company with similarly limited business plan and no or minimal revenues which currently has a registration statement pending with the Commission.   Finally, please disclose that the shareholders of Orion own a substantial interest in Animal Cloning Sciences, Inc.  yet another issuer with a history of untimely reports, which currently indicates that its business plan is to locate merger and/or acquisition opportunities  Disclose Orion’s and/or Orion’s shareholders current ownership percentages in all of these companies.

The above disclosures regarding Orion have been added.

2.

We note your response to comment 3 of our letter dated September 8, 2008.  In your response you express your conclusion that you are not a blank check company.   Accordingly, please include in your disclosure, if true, an affirmative statement, in a prominent location, that you have no plans or intentions to be acquired or to merge with an operating company, nor do any of your shareholders have plans to enter into a change in control or similar transaction, or to change the management of the company.   Finally, please tell us whether Orion, its shareholders, or Mr. Baker are or have been involved in the formation or principal ownership of any other public companies, or of any other companies seeking to go public, other than those noted in the prior comment.

This disclosure has been added.  Orion is not involved in any other public companies or companies seeking to go public other than those noted.  Riccardo Mortara has been involved in the above plus NewGen Technologies, Inc., Russian Athenia, Inc., Pacific Land Coffee Corp., Faceprint Global Solutions, Inc. and Woodstock Tree Farms.  Robert Filiatreaux has been involved in the above plus Northstar Ventures, Inc. and Asian Financial, Inc.  Dempsey Mork has been involved in the above plus China Holdings, Inc., Asian Financial, Inc., ARC International Corp., Animal Cloning Sciences, Inc. Knickerbocker Capital Corp., Woodstock Tree Farms, Apex Capital Group, Inc. and Corio, Inc. and Northstar Ventures, Inc..  Mr. Baker has also been involved in China Holdings, Inc., ARC International Corp., Asian Financial, Inc., Knickerbocker Capital Corp., Woodstock Tree Farms, Apex Capital Group, Inc. and Corio, Inc.

Item 7.   Selling Security Holders, page 17

3.

In response to comment 2 of our letter dated Sept. 8, 2008, you disclosed in the first paragraph of this section that Orion is the majority shareholder in both Matches, Inc. and CFO Consultants, Inc. In addition, please clarify whether the offerings by Matches and CFO Consultants are complete. If so, please state if the offerings are complete because all of the offered shares were sold, the minimum amount was sold, or the time that the offering was to be held open had expired. Also, please provide us with the basis for concluding that these two companies have begun implementing their business plans.  The subsequently filed quarterly reports on Form 10-Q reflect minimal activities.

Both Matches and CFO have made post effective amendments showing that their offerings were complete based on having sold in excess of the minimum for those offerings.  We have been informed by the management of these two entities that sums have been expended towards website development which is the first step listed in their S-1 filings for implementation of their business plans.

4.

We note your response to comment 4 of our letter dated September 8, 2008, in which you disclose that some of the owners of Orion have pre-existing personal and business relationships with Mr. Baker. Please name these owners of Orion and describe the nature and extent of these relationships.

Mr. Mork and Mr. Baker have had both a personal and business relationship for a number of years. Their business relationships have included both as partners in ventures as Mr. Baker as an employee of Mr. Mork.

Item 8.   Plan of Distribution, page 19

5.

You disclose that selling shareholders and any broker/dealers who act in connection with the sale of the shares will be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Please specifically identify Orion as an underwriter in this section, as well as on the cover page of your prospectus.

Orion has been so specifically identified.

Item 11.  Information with Respect to the Registrant

Business, Page 21

6.

In your response to comment 3 of our letter dated September 8, 2008 you state that you intend to implement your business plan as disclosed in your filing.  However, your disclosure does not provide meaningful information about what it is you intend to do and how you intend to do it.   See Item 101 of Regulation S-K.  Please revise the business section to provide a more complete overview of the business model you plan to follow and to provide a description of what you have accomplished to date and what remains to be accomplished to develop a viable, sustainable business.  Please identify your target markets and explain how you intend to market your services.

Additional information has been added including in relation to target markets and the marketing of services.

We plan to develop an online landscape design construction and consulting business. Our internet based company will service do it yourself individuals or companies who want to beautify their home or business without the cost and disruption of designers/archeticts/construction workers. Our company will not charge a fee to clients for intitial consulting questions, but rather will focus on sales and marketing efforts to earn revenue on each incremental sale of services or designs to customers. We have commenced only limited operations, primarily focused on plans for designing and launching an "information only" website to start to build brand awareness of our planned business. We have never declared bankruptcy, have never been in receivership, and have never been involved in any legal action or proceedings. We have not made any significant purchase or sale of assets, nor has the Company been involved in any mergers, acquisitions or consolidations. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, because we have a specific business plan and purpose. Neither the Company, nor its officers, directors, promoters or affiliates, has had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

Our business model is built around online delivery using the internet. The World Wide Web has become an economical distribution channel. We plan to leverage the technological innovations of the internet to offer our services to clients, to communicate directly with them, to provide consulting and design services, to advertise our designs books, to sell designs, and to perform all necessary financial transactions electronically. We plan to use the online services of PayPal for customer orders.

Our plan of operation is to outsource the development of the website and to launch our marketing plan. Initially, we plan to commence marketing of our services using Google and Yahoo website CPC programs and through viral marketing, such as blogs, postings on online communities such as Yahoo!(R) Groups and amateur websites such as YouTube.com, and other methods of getting Internet users to refer others to our website by e-mail or word of mouth. We also intend to use search engine optimization, the marketing of our website via search engines by purchasing sponsored placement in search result, and to enter into affiliate marketing relationships with website providers to increase our access to Internet consumers .In our management's opinion there is a need for design consulting in the do it yourself sector of the market.

After completing this offering, we intend to immediately hire an outside web designer to begin development of our website and begin negotiations with service providers to develop our network infrastructure and transaction processing system. The negotiation of service providers and the development and maintenance of the website, network infrastructure and transaction processing systems will be ongoing during the life of our operations. Developing a workable version of our website will take approximately three months, and developing workable versions of our network infrastructure, shipping and transaction processing systems will take approximately six months.

Executive Compensation, page 27

7.

We note your response to comment 7 of our letter dated September 8, 2008, in which you state that you have revised your summary compensation table to conform to the format set forth in Item 402 of Regulation S-K.  However, you do not appear to have made the appropriate changes.  Please do so, or delete the table pursuant to Item 402(a)(5) of Regulation S-K.

An Additional column has been added to show the common stock compensation.

Financial Statements, F-1

8.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.  Please also update the disclosure regarding material changes during the interim period in Management’s discussion and Analysis of Financial Condition or Plan of Operation.   See Item 303(b)(1) and (b)(2) of Regulation S-K.

Unaudited Sept. 30, 2008 financial statements have been added.  There were no material changes during this period.

9.

Please place your financial statements in the body of the prospectus, rather than in part II of the registration statement, where they now appear.  The financial statements are required to be delivered to investors.   See Item 11(e) of Form S-1.

Financial Statements have been moved.

Very truly yours,

/s/ Randall A. Baker

Randall A. Baker, President

Western Lucrative Enterprises, Inc.

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